

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 19, 2013

Via E-mail
Mr. Jonathan B. Hoenecke
TAMCO Acquisition, LLC
777 E. Wisconsin Avenue
Milwaukee, WI 53202

**Re: Titanium Asset Management Corp.
Tender Offer Statement on Schedule TO-T filed by TAMCO
Acquisition, LLC, TAMCO Holdings, LLC, et al.
Filed on September 12, 2013
File No. 005-84503**

Dear Mr. Hoenecke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Is your financial condition relevant to my decision to tender in the Offer?, page 4

1.   The tender offer statement does not contain financial statements of the offerors. Instruction 2 to Item 10 of Schedule TO is not applicable, given that the offer is subject to a financing condition. Please advise, in greater detail than appears in this section, how you determined that financial statements are not material under the circumstances of this offer.

Conditions of the Offer, page 58

2.   We note that the while Parent has received a commitment letter to finance the purchase of securities, the offer is subject to a funding condition. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information

previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that Parent will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to SEC Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987). Finally, please also revise your disclosure to provide that this condition, like all offer conditions other than those related to securing regulatory approval, must be satisfied or waived prior to expiration of the offer.

Schedule A – Directors and Executive Officers of Parent, Purchaser …, page 63

3.   Please disclose the citizenship of all natural persons listed on this schedule.

Schedule B – Security Ownership Of Certain Beneficial Owners, page 68

4.   Please disclose in the table in this section the names of the company managers or other persons who beneficially own the company common stock held by NIS Acquisition and Boyd Holdings, as well as the amounts beneficially owned by each such person. Please also provide all information required by Instruction C of Schedule TO with respect to these persons. Finally, these persons do not appear to be disclosed on the Schedule 13D filed on December 28, 2012. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Gregory J. Bynan, Esq.
        Winston & Strawn LLP